

07005695

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65865

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2006** (MM/DD/YY) AND ENDING **12/31/2006** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ARI Partners, L.L.C.

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

462A San Ysidro Road
(No. and Street)

Santa Barbara	**CA**	**93108**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Eisenberg **(212) 964-5543**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kempisty & Company, Certified Public Accountants, P.C.
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1003	**New York**	**New York**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

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CALIFORNIA JURAT WITH AFFIANT STATEMENT

State of California

County of Santa Barbara } ss.

☒ See Attached Document (Notary to cross out lines 1–6 below)

☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

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6 ______________________ Signature of Document Signer No. 1 ______________________ Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me on this 12th (Date) day of February (Month), 2007 (Year), by

(1) Doron Linz (Name of Signer),

☐ Personally known to me

☒ Proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________________ (Name of Signer),

☐ Personally known to me

☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

____
Signature of Notary Public


WILLIAM B. MULLEN
Commission # 1604815
Notary Public - California
Santa Barbara County
My Comm. Expires Sep 5, 2009

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Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audited Report

Document Date: ______________ Number of Pages: 1

Signer(s) Other Than Named Above: None

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ARI PARTNERS, L.L.C.

DECEMBER 31, 2006

INDEX

KEMPISTY & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, P.C.
15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

INDEPENDENT AUDITOR'S REPORT

To the Members of
ARI Partners, L.L.C.

We have audited the accompanying statement of assets, liabilities and members' equity of ARI Partners, L.L.C. as of December 31, 2006 and the related statements of income and expenses, members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ARI Partners, L.L.C. at December 31, 2006 and the results of its' operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kempisty & Company CPA's P.C.

Kempisty & Company
Certified Public Accountants PC
New York, New York
February 27, 2007

ARI PARTNERS, L.L.C.

STATEMENT OF ASSETS, LIABILITIES AND MEMBERS' EQUITY

DECEMBER 31, 2006

ASSETS		
Due from clearing broker	$	15,036,582
Securities owned, at market value		13,667,900
Restricted securities		138,525
Interest and dividends receivable		9,214
Organization costs, net		9,026
JBO Investment		15,000
Deposits receivable		1,650
Other receivable		8,278
TOTAL ASSETS	$	28,886,175
LIABILITIES AND MEMBERS' EQUITY		
Securities sold, not yet purchased, at market	$	23,756,587
Interest and dividends payable		15,937
Accounts payable and accrued expenses		16,000
TOTAL LIABILITIES		23,788,524
Commitments and contingent liabilities (Note 6)		
Members' equity		5,097,651
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	28,886,175

The accompanying notes are an integral part of these financial statements.

ARI PARTNERS, L.L.C.

STATEMENT OF INCOME AND EXPENSES

FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues:		
Principal trading	$	1,194,313
Interest and divided income		1,032,946
Unrealized loss on investment securities		(24,995)
Total Income		2,202,264
Expenses:		
Interest and dividends paid		1,224,525
Broker fees		148,510
Rent		19,800
Professional fees		16,767
Exchange fees		14,222
Office expenses		10,858
Information services		9,348
Amortization		7,221
Travel and entertainment		4,858
Seat lease		4,800
Foreign taxes paid		4,521
Other		7,500
Total Expenses		1,472,930
Net income	$	729,334

The accompanying notes are an integral part of these financial statements.

ARI PARTNERS, L.L.C.

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2006

Members' equity at January 1, 2006	$	5,152,126
Capital withdrawals		(783,809)
Net income		729,334
Members' equity at December 31, 2006	$	5,097,651

The accompanying notes are an integral part of these financial statements.

ARI PARTNERS, L.L.C.

STATEMENT OF CASH FLOWS

FOR YEAR ENDED DECEMBER 31, 2006

Increase (Decrease) in cash

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 729,334
Amortization	7,221
Changes in operating assets and liabilities:	
(Increase) in due from broker	(11,265,982)
Decrease in interest and dividend receivable	45,666
Decrease in securities owned at market	21,256,450
(Increase) in other receivable	(8,278)
(Increase) in restricted securities	(50,497)
(Decrease) in securities sold, not yet purchased	(9,926,329)
(Decrease) in accounts payable and accrued expenses	(15,374)
Increase in interest and dividends payable	11,598
Total adjustments	54,475
NET CASH PROVIDED BY OPERATING ACTIVITIES	783,809
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital withdrawals	(783,809)
CASH USED BY FINANCING ACTIVITIES	(783,809)
NET DECREASE IN CASH	-
CASH	
Beginning of year	-
End of year	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

ARI Partners L.L.C., a New York limited liability company (the "Company") was formed in 2003, is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the American Stock Exchange ("AMEX").

The Company is engaged in the activity of trading options and other securities.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

At December 31, 2006 the Company's clearing broker held net assets of $4,947,895 (100%) on behalf of the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Securities transactions and related income and expenses are recorded on the books on a mark to market basis.

Fair Value of Financial Instruments

The carrying value of financial instruments including due from or payable to clearing broker, interest and dividends receivable and accounts payable and accrued expenses, approximates their fair value due to the relatively short-term nature of these instruments. Securities owned or sold, not yet purchased are marked to market which approximates fair value.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Comprehensive Income

The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's financial position, cash flows or results of operations since no elements of the Company's comprehensive income exist other than the gain from operations.

NOTE 3- INCOME TAXES

No provisions for federal and state income taxes are made in the financial statements as these taxes are the responsibility of the members under this form of organization.

NOTE 4- RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from the Company's clearing organization at December 31, 2006, consist of the following:

	Receivable
Receivable from clearing broker	$ 15,036,582

NOTE 5- SECURITIES OWNED AT MARKET

Marketable securities owned and sold but not yet purchased consist of trading and investment securities at quoted market values, as illustrated below, at December 31, 2006:

	Owned	Sold, Not Yet Purchased
Common stock	$ 13,667,900	$ 23,756,587

NOTE 6- COMMITMENTS AND CONTINGENCIES

In September, 2004 the Managing Member entered into a one year lease for office space to be paid by the Company. The Company continues to occupy this office space on a month to month rental agreement. Rent expense for office space for 2006 was $19,800.

Additionally, the Company leases a seat on a semi-annual basis. Seat lease expense for 2006 was $4,800.

NOTE 7- NET CAPITAL REQUIREMENTS

The Company is a member of the American Stock Exchange and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company's net capital was $3,463,584 which was $3,363,584 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.0092 to 1.

NOTE 8- EXEMPTION FROM RULE 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 9- OFF BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company clears all of its securities transactions through its sole clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions initiated by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

NOTE 10- GUARANTEES

FASB Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying contract (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under the indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5

OF THE SECURITIES EXCHANGE ACT OF 1934

ARI PARTNERS, L.L.C.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

NET CAPITAL:		
Members' equity		$ 5,097,651
Less non-allowable assets and deductions:		
Restricted securities	138,525	
Other	9,026	
JBO investment	15,000	
Deposits receivable	1,650	
		164,201
Less:		
Haircuts on trading and investment securities		1,469,866
NET CAPITAL		$ 3,463,584
AGGREGATE INDEBTEDNESS, total liabilities		$ 31,937
MINIMUM NET CAPITAL REQUIRED (6.67% of aggregate indebtedness)		$ 2,129
MINIMUM NET CAPITAL DOLLAR REQUIREMENT		$ 100,000
MINIMUM NET CAPITAL REQUIRED		$ 100,000
EXCESS NET CAPITAL ($3,463,584 - $100,000)		$ 3,363,584
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO	$ 31,937	
NET CAPITAL	$ 3,463,584	0.92%

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited form X-17A-5 Part IIA filing.

ARI PARTNERS, L.L.C.

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

DECEMBER 31, 2006

KEMPISTY & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, P.C.
15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

The Members of
ARI Partners, L.L.C.
New York, New York

In planning and performing our audit of the financial statements of ARI Partners, L.L.C. (the "Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

ARI Partners, L.L.C.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of ARI Partners, L.L.C. to achieve all the divisions of duties and cross-checks generally included in a system of internal control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Members, management, the SEC, The American Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers,and is not intended to be and should not be used by anyone other than these specified parties.

Kempisty & Company CPA's P.C.

Kempisty & Company
Certified Public Accountants PC
New York, New York
February 27, 2007

END